UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SILICON IMAGE, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value per share
(Title of Class of Securities)

82705T102
(CUSIP Number of Class of Securities (Underlying Common Stock))

Noland Granberry
Chief Financial Officer
Silicon Image, Inc.
1060 East Arques Ave.
Sunnyvale, California 94085
(408) 616-4000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies to:
David K. Michaels, Esq.
Shulamite R. Shen, Esq.
Fenwick & West LLP
555 California Street, 12th Floor
San Francisco, CA 94104
(415) 875-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$5,045,400	$359.74

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,020,505 shares of common stock of Silicon Image, Inc. having an aggregate value of $5,045,400 as of August 3, 2010 will be exchanged and cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of this transaction.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$359.74
Form or Registration No.:	005-58167
Filing party:	Silicon Image, Inc.
Date filed:	August 4, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
(Amendment No. 2)

This Amendment No. 2 amends and supplements Item 4 of the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) by Silicon Image , Inc. (the “Company”) on August 4, 2010, as amended and supplemented on August 11, 2010,  in connection with the Company’s offer (the “Offer”) to exchange certain outstanding options having an exercise price equal to or greater than $6.64 per share (the “Eligible Options”) for new restricted stock units (“RSUs”). This Amendment No. 2 reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.  Except as amended and supplemented hereby, the Schedule TO, as amended and supplemented to date, and the exhibits thereto remain unchanged.

Item 4. Terms of the Transaction.

(a)   Material Terms.

Item 4(a) of the Schedule TO is amended and supplemented to add the following:

    The Offer expired on Tuesday, August 31, 2010 at 9:00 p.m., Pacific Time.  Pursuant to the Offer and in accordance with the terms and conditions of the Offer to Exchange, the Company accepted Eligible Options to purchase an aggregate of 3,988,947 shares of the Company’s common stock for exchange, representing approximately 99.2% of all Eligible Options.  The Eligible Options were cancelled following their acceptance, and on Wednesday, September 1, 2010 (the “Grant Date”), the Company granted an aggregate of 1,130,623 new RSUs pursuant to the terms and conditions of the Offer to Exchange and the Company’s 2008 Equity Incentive Plan. Of the 1,130,623 new RSUs, 1,039,393 will vest on the first anniversary of the Grant Date and 91,230 will vest on the second anniversary of the Grant Date. Each RSU granted in the exchange represents the right to receive one share of the Company’s common stock when the RSU vests.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

SILICON IMAGE, INC.
/s/ NOLAND GRANBERRY
Noland Granberry
Chief Financial Officer

Date: September 2, 2010